# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metsera, Inc., CIK 0002040807
CUSIP: 59267L107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3 WORLD TRADE CENTER, 175 GREENWICH STREET, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 11/13/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002054502

## Reporting persons
- Population Health Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Population Health Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Christopher Whitten Bernard: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Christopher T. Cox: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Clive A. Meanwell: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Metsera, Inc.
Address of issuer's principal executive offices: 3 WORLD TRADE CENTER, 175 GREENWICH STREET, NEW YORK, NY, 10007

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Population Health Partners, L.P.
Population Health Partners GP, LLC
Christopher Whitten Bernard
Christopher T. Cox
Clive A. Meanwell
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Population Health Partners, L.P., 1200 Morris Turnpike, Suite 3005, Short Hills, NJ 07078.
Citizenship: Population Health Partners, L.P. and Population Health Partners GP, LLC are organized under the laws of the State of Delaware. Clive A. Meanwell is a citizen of the United Kingdom. The remaining Reporting Persons are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

On November 11, 2025, Validae Health, L.P. ("Validae") distributed 99% of the shares of common stock of Metsera, Inc., a Delaware corporation (the "Company"), that it owned to Population Health Partners, L.P. ("PHP LP"), a partnership that owns 99% of its limited partnership interests, and 1% to Population Health Partners GP, LLC ("PHP GP LLC"), its sole general partner and owner of 1% of its limited partnership interests. PHP GP LLC is the sole general partner of Validae and PHP LP, and PHP GP LLC may be deemed to beneficially own the shares of common stock of the Company held by Validae and by PHP LP. Christopher Whitten Bernard, Christopher T. Cox and Clive A. Meanwell are members of PHP GP LLC and may be deemed to share the power to direct the disposition and vote of the shares of common stock of the Company held by the Validae, PHP GP LLC, and PHP LP. Each of PHP GP LLC, Christopher Whitten Bernard, Christopher T. Cox and Clive A. Meanwell disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that it is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Pursuant to the Agreement and Plan of Merger dated September 21, 2025, as amended on November 7, 2025 (the "Merger Agreement"), by and among Metsera, Inc. (the "Company"), Pfizer Inc., a Delaware corporation ("Parent"), and Mayfair Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger"). At the Effective Time of the Merger (as defined in the Merger Agreement), each issued and outstanding share of common stock, par value $0.00001 per share of the Company was converted automatically into the right to receive (i) cash in an amount equal to $65.60 per share without interest, net of all applicable withholding taxes, plus (ii) one contractual contingent value right representing the right to receive contingent payments in cash, without interest, upon the achievement of certain specified milestones, in accordance with the terms and conditions of the contingent value rights agreement entered into by Parent and Equiniti Trust Company, LLC, dated November 13, 2025.
Percent of class: See Row 11 of each Reporting Person's cover page.
Sole power to vote or to direct the vote: See Row 5 of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row 6 of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row 7 of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row 8 of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Population Health Partners, L.P.: /s/ Christopher T. Cox, Christopher T. Cox, Authorized Signatory (11/13/2025)
- Population Health Partners GP, LLC: /s/ Christopher T. Cox, Christopher T. Cox, Member (11/13/2025)
- Christopher Whitten Bernard: /s/ Christopher Whitten Bernard, Christopher Whitten Bernard (11/13/2025)
- Christopher T. Cox: /s/ Christopher T. Cox, Christopher T. Cox (11/13/2025)
- Clive A. Meanwell: /s/ Clive A. Meanwell, Clive A. Meanwell (11/13/2025)
Comment: Exhibit 99: Joint Filing Agreement